December 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:     First Horizon National Corporation -- SEC File No. 001-15185

Application for Withdrawal of First Horizon’s Post-Effective Amendment No. 1, on Form S-8, to Registration Statement on Form S-4 (333-219052) filed on December 1, 2017, EDGAR Tagged as Type “S-4 POS”, Accession Number 0000930413-17-003933

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, First Horizon National Corporation respectfully requests that the Securities and Exchange Commission withdraw, as of the date of this request, First Horizon’s Post-Effective Amendment No. 1, on Form S-8, to Registration Statement on Form S-4 (333-219052) filed on December 1, 2017, EDGAR tagged as Type “S-4 POS”, Accession Number 0000930413-17-003933 (the “S-4 POS Amendment”).

We are requesting withdrawal of the S-4 POS Amendment filed on December 1, 2017 because of a filing error relating to the EDGAR submission type. The S-4 POS Amendment was erroneously filed as EDGAR submission type “S-4 POS” rather than “S-8 POS” as was intended. No securities have been sold under the S-4 POS Amendment.

First Horizon filed a post-effective amendment to the above referenced registration statement tagged using the correct EDGAR submission type, S-8 POS, on December 4, 2017. This request is not applicable to the December 4 S-8 POS filing.

If you have any questions regarding this matter, please contact our legal counsel, John Niemoeller, at (901) 523-4170. Thank you for your assistance.

Sincerely,

FIRST HORIZON NATIONAL CORPORATION

By: /s/ William C. Losch III
William C. Losch III
Executive Vice President—Chief Financial Officer